

September 3, 2010

Leonard E. Moodispaw
Chief Executive Officer
The KEYW Holding Corporation
1334 Ashton Road, Suite A
Hanover, MD 21076

> **Re:** **The KEYW Holding Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 27, 2010**
> **File No. 333-167608**

Dear Mr. Moodispaw:

We have reviewed your registration statement and response letter dated August 18, 2010 and have the following comments.

Unaudited Pro Forma Financial Information, page 39

1.   We note that you added financial information to page 41 in response to prior comment 4. However, it appears that you moved the information that was previously disclosed on page 44 of Amendment No. 1 to this section instead of the pro forma financial information that was previously disclosed on page 45 of Amendment No. 1 (i.e., what you present on page 11 of Amendment No. 2 should be disclosed instead). Please revise.

Critical Accounting Estimates and Assumptions

Stock Valuation, page 51

2.   You indicate in your response to prior comment 8 that the value assigned to the contingent shares issuable for the TAG acquisition was based on the per share value of the IIT acquisition. In addition, you indicate you feel the $3.75 increase in stock price from the December 2009 valuation to the IIT acquisition valuation was reasonable based on the increase to revenue and net income from these acquisitions. Revise to disclose the type of valuation analysis performed, if any, during your negotiations between IIT and the company to support the per share price of $9.25. Please ensure that you address how this analysis compared to the methodologies used in the December 2009 analysis, including disclosure of any material changes in assumptions.

Leonard E. Moodispaw
The KEYW Holding Corporation
September 3, 2010
Page 2

If you have questions or comments on the financial statements and related matters, please contact Melissa Feider, Staff Accountant, at (202) 551-3379 or, if you require additional assistance, you may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile (410) 659-2701
  A. Lynne Puckett, Esq.
  Hogan Lovells US LLP